1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
KENNETH E. YOUNG ken.young@dechert.com +1 212 698 3854 Direct +1 212 698 0452 Fax

July 25, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Attn:	Mr. David Mathews

Mr. Tony Burak

Re:	AB Private Lending Fund (the “Fund”)

File No: 377-06787

Dear Mr. Mathews and Mr. Burak:

We are writing in response to oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 27, 2024 and July 16, 2024 relating to the Fund’s registration statement on Form N-2 that was filed with the SEC on June 20, 2024 on behalf of the Fund, a closed-end management investment company that intends to elect to be regulated as a business development company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. The below responses will be reflected in an amended registration statement (the “Amendment”) filed via EDGAR. Capitalized terms have the meanings attributed to such terms in the Amendment.

Disclosure Comments

1.	Comment:	Please file the Collateral Management Agreement, entered into in connection with the ABPLF Credit Facility, as an exhibit to the registration statement. Please include in the ABPLF Credit Facility disclosure the amount of the collateral management fee that will be paid to the Adviser or, if applicable, the amount that the management fee will be offset by the Adviser’s service as collateral manager.

	Response:	The Fund has filed the Collateral Management Agreement with the Amendment, and the disclosure has been revised accordingly.

Accounting Comments

2.	Comment:	The total annual expenses listed for Class I Shares in the Fees and Expenses table do not include the 1.25% base management fees. When the base management fees are included, the total annual expenses for Class I Shares are 11.94% instead of 10.69%. Please adjust the total annual expenses for Class I Shares so that they include the 1.25% base management fees.

	Response:	The disclosure has been revised accordingly.

3.	Comment:	The Prospectus Summary states that the Fund borrowed $178.0 million under the Scotia Credit Facility to purchase the Initial Portfolio for an aggregate purchase price of $281.3 million. However, in “Note 7. Subsequent Events” in the Fund’s Notes to Financial Statements, the Fund states that it borrowed $110.0 million under the Scotia Credit Facility to purchase the Initial Portfolio for an aggregate purchase price of $220.0 million. Please clarify which disclosure is accurate and correct the discrepancy.

Response:	The Fund acknowledges the Staff’s comment. The Fund has revised the disclosure in the Prospectus Summary, in the “Plan of Operation” section and in “Note 7. Subsequent Events” to clarify that the Fund borrowed
$178.0 million under the Scotia Credit Facility, of which $171.3 million was used to purchase the Initial Portfolio, with the remainder being retained on the Fund’s balance sheet or used to pre-pay certain of the Fund’s expenses.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3854.

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

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